April 3, 2019

Michel Atlidakis
Principal Financial and Accounting Officer
The Diamond Cartel, Inc.
1586 Noah Bend
London, Ontario, Canada N6G 0T2

       Re: The Diamond Cartel, Inc.
           Form 10-Q for Fiscal Quarter Ended October 31, 2018
           Filed December 21, 2018
           File No. 333-215884

Dear Mr. Atlidakis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure